EXHIBIT 14.1

                                 B&D FOOD CORP.

                                 CODE OF ETHICS

It is the policy of B&D Food Corp. (the "Company") that the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer, and controller (or persons performing similar functions) adhere to, advocate and promote the following principles:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and other public communications made by the Company;

      o Compliance with laws, rules and regulations applicable to the Company; and

      o     The prompt internal reporting of violations of this Code

Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should report such suspected violations promptly to the Company's Board of Directors. To assist in the response to, or the investigation of, the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:

      o The alleged event, matter, or issue that is the subject of the alleged violation;

      o     The name of each person involved;

      o If the alleged violation involves a specific event or events, the approximate date and location of each event; and

      o     Any  additional  information,   documentation,   or  other  evidence
            available relating to the alleged violation.

The Board of Directors shall have the power to monitor, investigate, make determinations and take action with respect to violations of this Code. In determining whether a violation of this Code has occurred, the Board of Directors may take into account:

      o     The nature and severity of the violation;

      o Whether the violation was a single occurrence or involved repeated occurrences;

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      o     Whether  the  violation   appears  to  have  been   intentional   or
            inadvertent;

      o Whether the person in question had been advised prior to the violation as to the proper course of action;

      o Whether the person in question had committed other violations in the past; and

      o Such other facts and circumstances as the Board of Directors shall deem advisable in the context of the alleged violation.

Consequences of Violations

If a violation is substantiated, the Board of Directors may impose such sanctions or take such actions as it deems appropriate, including, but not limited to, the following:

      o Disciplinary action (including censure, re-assignment, demotion, suspension, or termination);

      o Pursuit of any and all remedies available to the Company for any damages or harm resulting from a violation, including injunctive relief; and

      o Referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

Requests for Waivers and Changes in Code

A waiver of a provision of this Code shall be requested whenever there is reasonable likelihood that a contemplated action will violate the Code. Any waiver (including an implicit waiver) that constitutes a material departure from a provision of this Code shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the Securities and Exchange Commission. In addition, any amendments to this Code (other than technical, administrative or other non-substantive amendments) shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the Securities and Exchange Commission.

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